Filed by Pacific Oak Strategic Opportunity REIT, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934 , as amended

Subject Company: Pacific Oak Strategic Opportunity REIT II, Inc.

Commission File No.: 000-55424

The following letter is being sent to stockholders of Pacific Oak Strategic Opportunity REIT II, Inc.

***************

Your vote is needed now for the

Pacific Oak Strategic

Opportunity REIT II, Inc. Special

Meeting of Stockholders

to be held on

October 1, 2020.

Control Number:

CRITICAL – PLEASE VOTE NOW!

Your vote is important – regardless of how many shares you own - in order for us to reach the required number of votes to hold the meeting and pass each proposal. It only takes a minute to vote. Our records indicate that your vote has not been received.

Please Vote Today! Choose one of the options below to vote:

•	Internet voting – visit http://www.proxypush.com/pacoak and refer to the Control Number above; or

•

Call (888) 709-1306 (toll free) Monday through Friday between 9:00 a.m. to 6:00 p.m. EDT to speak with a live representative of Mediant Communications, the firm assisting Pacific Oak in gathering votes. Please ensure to have your Control Number (listed above) in hand.

To view the proxy materials online, visit www.proxydocs.com/pacoak

Thank you!

Pacific Oak Strategic Opportunity REIT II, Inc.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”) filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC. The registration statement contains a proxy statement of Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”) and also constitutes a prospectus for SOR. The proxy statement/prospectus has been mailed to SOR II’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY SOR AND SOR II, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SOR, SOR II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) or SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii).